UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Eagle Pharmaceuticals, Inc.

File No. 333-192984 - CF#30465

———————————————

     Eagle Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 20, 2013.

     Based on representations by Eagle Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11(a)	through December 20, 2023
Exhibit 10.11(b)	through December 16, 2023
Exhibit 10.12	through November 25, 2023
Exhibit 10.13	through November 25, 2023
Exhibit 10.14	through September 24, 2019
Exhibit 10.15	through November 25, 2016
Exhibit 10.16	through January 28, 2016
Exhibit 10.17	through November 25, 2023
Exhibit 10.18	through November 25, 2023

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary